

September 29, 2011

Via E-mail
Mr. Liang Wei Wang
President
Advento, Inc.
8 Jiang gang Qu, Ste 402
Hangzhou, China 310000

> **Re:** **Advento, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 15, 2011**
> **File No. 333-174607**

Dear Mr. Wang:

We have reviewed your registration statement and have the following comments.

General

1. Please file your subscription agreement as an exhibit.

Prospectus Cover Page

2. You state that the company's "*business plan has no indications* to engage in a merger or acquisition with an unidentified company or companies, or other entity" (emphasis added). Please disclose whether the company has any intentions to engage in a merger or acquisition with an unidentified company or companies or other entity.

3. Please disclose that your officer will have immediate access to funds invested in this offering and that subscribers have no right to have funds returned.

Risk Factors, page 6

Risks Associated to Our Business, page 6

We are a development stage company and have commenced limited operations . . . , page 6

4. In the penultimate sentence, you state that "it is doubtful that we will generate any operating revenues or ever achieve profitable operations." Please explain to us why you believe it is doubtful that you will generate operating revenue or achieve profitable operations. Additionally, please explain to us your purpose in commencing the offering

contemplated by the registration statement if you do not believe your business operations will be successful.

We have yet to earn revenue, page 7

5. In the second paragraph, you state that you require a minimum funding of approximately $30,000 to conduct your proposed operations for one year. You also state that expenditures over the next 12 months are expected to exceed the sum of cash on hand and the amount to be raised in this offering. Please revise this risk factor to reconcile the apparent inconsistency in these two statements. In this regard, we note that the company expects proceeds in this offering to equal $100,000, which is more than three times the minimum funding the company expects to require for the next 12 months.

Even though we are required to purchase our products in United States Dollars . . . , page 8

6. You describe the purchase of products from your supplier as "overseas purchase transactions." Please tell us why you consider these transactions to be overseas purchase transactions. In this regard, we note the disclosures in the registration statement indicate that your only office, your planned operations, and your supplier are all in China. There is no indication that you have any operations or that you plan to have any operations in North America or anywhere else outside of China other than to ship your products to customers in North America and Europe.

Because we will purchase our products from overseas . . . , page 8

7. You state that you will import your product from China. This statement gives the impression that you plan to conduct operations outside of China. We note that you plan to target customers in North America and Europe, but the disclosures throughout your registration statement do not give any indication that you will be involved in any operations in North America or anywhere else outside of China. Instead, it appears as if you will export your product from China to the locations of your customers. Please revise this risk factor to clarify that your planned operations are in China and that you plan to purchase your products in China and have them shipped to the locations of your customers.

Because we are small and do not have much capital . . . , page 9

8. In the heading of this risk factor, you state that if you do not make a profit, you "will" suspend or cease operations. However, in the last sentence of this risk factor, you state that if you cannot operate profitably, you "may" suspend or cease operations. Please revise your disclosure to clarify whether you will suspend or cease operations or whether such suspension or cessation of operations is merely a possibility.

Risks Associated with this Offering, page 10

We will incur ongoing costs and expenses for SEC reporting and compliance . . . , page 11

9. You state that your business plan allows for the payment of the estimated $8,000 cost of the registration statement to be paid from existing cash on hand. Please revise this statement as your existing cash on hand is not sufficient to cover this estimated cost. In this regard, we note your balance sheet indicates you only have $2,495 in cash.

We are selling this offering without an underwriter . . . , page 19

10. In the last sentence, you state that you may have to seek alternative financing to implement your business plan unless your president sells all of the shares in this offering. Please amend your registration statement to reconcile this statement with your statement in the last risk factor on page 6 that you may need additional funds if you do not raise minimum funding of $30,000 in this offering. This comment also applies to the last sentence on page 18.

Use of Proceeds, page 11

11. Your disclosures indicate that you need to raise a minimum of $30,000 in this offering or you will need to obtain alternative funding. Please disclose how you will distribute the proceeds assuming you raise $30,000 in this offering.

Dilution, page 12

12. Your disclosures indicate that you need to raise a minimum of $30,000 in this offering or you will need to obtain alternative funding. Please disclose the amount of dilution assuming 30% of the shares are sold in this offering.

Management's Discussion and Analysis or Plan of Operation . . . , page 15

Plan of Operation, page 15

13. Please ensure that the estimated costs for each activity you describe on pages 15 through 17 align with the disclosures in the "Use of Proceeds" section on page 11. For example, we note on page 11 that you plan to use $2,000-$4,000 of the offering proceeds to establish an office whereas on page 15, you estimate the cost of establishing an office to be $2,000-$3,000.

Results of Operations, page 17

From Inception on August 4, 2010 to April 30, 2011, page 17

14. In the first paragraph, you discuss registering a website, signing a contract with Galeon Co. Ltd., and purchasing bath cabinet models. Your other disclosures indicate that these events occurred after April 30, 2011. Please amend your registration statement to discuss these events under an appropriate subheading. Please also disclose how you funded the purchase of bath cabinet models.

Liquidity and Capital Resources, page 17

15. In the last paragraph on page 18, you state that if you sell less than all of the shares under this offering, you "would be forced to scale back or abort completely the implementation of [your] 12-month plan of operation." Other disclosures in the registration statement appear to provide a modified 12-month plan in the event you sell less than all of the shares under this offering. Please disclose the circumstances under which you would have to completely abort the implementation of your 12-month plan.

Description of Business, page 19

General, page 19

16. In the second sentence, you state that you "are engaged in the distribution of shower cabinets." Please revise this statement as you are not currently engaged in the distribution of shower cabinets since you have not yet begun operations.

17. At the end of the first paragraph on page 20, you state that all shipments will be 100% insured and that insurance cost will be the customers' responsibility. Please clarify whether you will make it mandatory for your customers to purchase insurance on their product shipments.

18. In the second paragraph on page 20, you state that you will have to sell more than 25% of the shares in this offering or raise additional funding. Other disclosures indicate that you need to sell 30% of the shares in this offering. Please revise your disclosures as appropriate.

19. In the second paragraph on page 20, you state that you do not have an agreement from Mr. Wang for cash advances. However, your other disclosures indicate that you have an oral non-binding agreement with Mr. Wang for cash advances. Please reconcile these disclosures. Additionally, please file a written description of the oral agreement as an exhibit to the registration statement. Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Product, page 20

20. We note your disclosures that you will market and distribute shower cabinets and cabins. Please describe what these products are so that investors will have a clear understanding of your product offerings. Additionally, we note the functions that your high-end customized shower cabins may include. Please describe what these functions are or what they do.

21. In the first paragraph, you state that the shower cabinets are made from internationally recognized equipment. Please disclose what kinds of internationally recognized equipment will be used to make the shower cabinets. Please also describe the international recognition you attribute to the equipment.

Sales Contract with Our Supplier, page 21

22. Please clarify whether goods will be shipped from your supplier to you before you ship them to your customers or whether goods will be shipped straight from your supplier to your customers. In this regard, we note your statement that you expect to fill placed orders and supply products within 30 days and that you do not anticipate keeping inventory on hand.

Sales and Marketing Strategy, page 21

23. We note your statement that you "intend to enter into agreements with numerous contractors and homebuilders." Please disclose whether you have identified any potential counterparties to these agreements or whether you have entered into any discussions with contractors and homebuilders.

Contract with "Galeon" Co. Ltd., page 22

24. Please ensure that your font and font size are consistent throughout your disclosures.

25. We note your reference to shower screen lids. Please include shower screen lids in your discussion of your products on page 20.

26. Please disclose when you expect to consummate the agreement with Galeon. In this regard, we note the statement at the bottom of page 17 in which you state that you currently do not have sufficient funding to start operations and that you need the proceeds from this offering to implement your business plan. Please also disclose whether there are any circumstances under which Galeon may be released from its agreement to purchase shower cabinets and shower screen lids from you.

Insurance, page 22

27. We note your disclosure regarding the adverse effects of products liability claims you may potentially face. Please include a risk factor in the "Risk Factors" section discussing this risk.

Employees; Identification of Significant Employees, page 22

28. You state that you "intend to hire employees on an as needed basis." Please disclose that you may not have sufficient funding to hire employees as needed.

Offices, page 22

29. Please disclose whether your current facility is adequate and suitable for your needs at this time.

Directors, Executive Officers, Promoter and Control Persons, page 23

Significant Employees, page 23

30. We note your disclosure that you conduct your business through agreements with consultants and arms-length third parties but that you currently have no formal agreements in place. Please disclose whether you have any informal agreements with such parties. Additionally, please disclose what kinds of agreements you plan to enter into with consultants and third parties. In your disclosure, please be sure to discuss the roles these parties will play in your business.

Plan of Distribution, page 25

31. Please disclose more detail regarding the manner in which these securities will be offered and how investors will learn about the offering. For instance, will the responsible individual solicit investors through direct mailings and/or through personal contact, and how will they identify those who might have an interest in purchasing shares? Provide us supplementally with copies of any materials that they intend to use in this regard.

Financial Statements, page 28

32. Please amend your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Exhibits

33. We remind you that you will need to update Exhibit 23, Consent of Independent Registered Public Accounting Firm, before you go effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        David M. Loev
        The Loev Law Firm, PC